SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

June 2, 2020

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:                             Victory Portfolios II

File Nos.: 333-181176 and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 75 to the Registrant’s Registration Statement on Form N-1A (File No.: 333-181176), filed on April 2, 2020 (“Form N-1A”).

We expect that the Registrant will file with the Commission a post-effective amendment to the Form N-1A pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about June 10, 2020, incorporating the responses to the Staff’s comments described below.  The Registrant notes that on May 29, 2020, it filed a Post-Effective to delay the effectiveness of the Registration Statement until June 10, 2020.

Below we identify in bold the Staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided on April 28, 2020.  Page references correspond to the PDF version of the Form N-1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

1)             Page 2: Please update the ticker symbol in EDGAR when it is available.

Response: The Registrant will update the ticker symbol in EDGAR when it is available.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2)             Page 3: Please delete the following disclosure which appears before the fee table: “No load or sales commission is charged to investors in the Fund. You will, however, incur expenses for investment advisory and administrative services, which are included in the Fund’s Total Annual Fund Operating Expenses.” This disclosure is not permitted or required.

Response: The Registrant will revise the disclosure to state the following: “The following table describes the fees and expenses that you may pay, directly and indirectly, to invest in the Fund. The annual fund operating expenses for the Fund are based on expenses incurred during the Fund’s most recently completed fiscal year.”

3)             Page 3: Please include a completed fee table without brackets in correspondence with the rest of the Fund’s responses to the Staff’s comments at least five days prior to going effective.

Response: The Registrant will complete the fee table prior to the effectiveness of the Form N-1A.

4)             Page 3: Please confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment is not probable. Please confirm that the Registrant provided the Fund’s auditor with a FAS 5 analysis.

Response: The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.

In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Registrant represents that it has provided this analysis to the Fund’s independent auditors.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment with respect to post-effective amendments filed by the Registrant and Victory Variable Insurance Funds, an affiliate of the Registrant.  The Registrant refers the Staff to letters dated March 1, 2019, April 5, 2019 and April 20, 2020, filed by the Registrant and Victory Variable Insurance Funds in response to the Staff’ s comments relating to certain funds of those trusts as filed as EDGAR correspondence on or about those dates.  The Registrant also refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017, and to Victory Portfolios’ response to the Staff’s comments, filed as EDGAR correspondence on February 14, 2019 (available here: https://www.sec.gov/Archives/edgar/data/802716/000110465919008803/filename1.htm).

5)             Page 3: Please state that the Example applies whether you hold or sell all the shares.

Response: The Registrant will revise the disclosure to state the following: “The following example is designed to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods shown and then sell or hold all of your shares at the end of those periods.”

6)             Page 3: Please delete the disclosure in the Example stating “The amounts shown reflect any fee waiver/expense reimbursement in place through its expiration date,” if in fact the waiver/reimbursement is not expected to be triggered.

Response: The Registrant expects that the Funds’ expenses will exceed the applicable contractual expense limitation and believes that the statement is appropriate.

7)             Page 4: Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the respective Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant confirms that if AFFE exceeds 0.01% of the Fund’s average net assets, the Fund will include a line item in the Fee Table for AFFE.

8)             Page 4: The Staff notes that COVID-19 risks are mentioned in the Item 9 risk section (Stock Market Risk — Geopolitical). Please explain why COVID-19 risk is not included in the summary section.

Response:  The Registrant acknowledges the market changes that have occurred since the filing of the Form N-1A and has revised the “Stock Market Risk” principal risk to state the following: “Overall stock market risks may affect the value of the Fund. Domestic and international factors such as political events, war, trade disputes, interest rate levels and other fiscal and monetary policy changes, pandemics and other public health crises and related geopolitical events, as well as environmental disasters such as earthquakes, fire and floods, may add to instability in world economies and markets generally. The impact of these and other factors may be short-term or may last for extended periods.”

The Registrant has also incorporated updated risk disclosures in response to Item 9 of Form N-1A.

9)             Page 4: The Staff notes the inclusion of “Smaller Capitalization Stock Risk.” Please explain why large-cap and mid-cap risk are not also included as risks both in the Principal Risks section and in Item 9.

Response: The Registrant will revise the principal risks in response to Items 4 and Item 9 of Form N-1A to include “Large Capitalization Stock Risk.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual information. The Registrant believes that mid-capitalization stock risk is encompassed in “Smaller Capitalization Stock Risk.”

10)      Page 5: In the “Investment Performance” section, if Member Class shares are more expensive than Class I shares, please state that because the Member Class has higher expenses than that of the class shown, Member Class performance would be lower than that of the class shown.

Response: The Registrant confirms that expenses of the Funds’ Class I shares are lower than the new Member Class shares.  Accordingly, the Registrant will revise the disclosure to state the following: “While no information is shown for the Member Class shares (because they were not offered for sale as of December 31, 2019), annual returns for Member Class shares would have been substantially similar to those shown here. Member Class shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that Class I shares have lower expenses and, as a result, annual returns would be higher.”

11)      Page 6: In the section “Additional Fund Information,” please provide information about the Fund’s strategy as required by Item 9(b).

Response: The Registrant will revise the section “Additional Fund Information” to include additional information about the Fund’s principal investment strategies. The

Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual information.

12)      Page 7: In the section “Additional Fund Information — Investments,” please describe the derivatives the Fund invests in pursuit of its strategy. Also, the Staff notes that risk disclosure should be specific to the derivatives the Fund invests in.

Response: The Registrant will revise the disclosure to include additional descriptions of the Fund’s investments in derivatives, in addition to corresponding risk additions, as appropriate. The Registrant will include this new disclosure at the time it files a post-effective amendment to include annual information.

13)      Page 7: With respect to the disclosure in “Additional Fund Information — Securities Lending” stating that “each loan will be secured continuously by collateral in the form of cash, high quality money market instruments or securities issued by the U.S. government or its agencies or instrumentalities,” please provide the basis for accepting money market instruments as collateral. Generally, funds may only accept the following types of collateral: cash, securities issued or guaranteed by the U.S. government or its agencies, and irrevocable bank standby letters of credit not issued by the fund’s bank lending agent.

Response: The Registrant will revise the disclosure to remove references to “money market instruments” as collateral. The Registrant notes, however, that any cash received as collateral is invested in high quality money market instruments.

14)      Page 9:  Please consider whether the Fund’s risk disclosures should be updated in light of current market events and conditions resulting from the COVID-19 pandemic, including how these events are affecting the Fund and its investments.  If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant acknowledges the market changes that have occurred since the filing of the Form N-1A and has revised the “Stock Market Risk” principal risk to say: “Overall stock market risks may affect the value of the Fund. Domestic and international factors such as political events, war, trade disputes, interest rate levels and other fiscal and monetary policy changes, pandemics and other public health crises and related geopolitical events, as well as environmental disasters such as earthquakes, fire and floods, may add to instability in world economies and markets generally. The impact of these and other factors may be short-term or may last for extended periods.”

The Registrant has also incorporated updated risk disclosures in response to Item 9 of Form N-1A.

15)      Page 11: With respect to the section “Investing with the Victory Funds — Investing in Member Class Shares,” please provide the basis for the Funds reserving the right to change the eligibility criteria for purchasing a particular share class without notice. The Prospectus has to be amended before changing these criteria.

Response: The Registration will revise the disclosure to remove the phrase “without notice.”

16)      Page 21; 88 (SAI): Please include a hyperlink to the Fund’s financial statements which are incorporated by reference into the Statement of Additional Information.

Response: The Registrant will revise the disclosure to hyperlink all information incorporated by reference.

17)      Page 25 (SAI): With respect to the non-fundamental policy that the Fund may not invest, in the aggregate, more than 15% of its net assets in securities with legal or contractual restrictions on resale, securities which are not readily marketable and repurchase agreements with more than seven days to maturity, please revise this disclosure consistent with the Rule 22e-4 definition and add the Rule 22e-4 disclosure that is contained in the Statements of Additional Information of the Victory Portfolios registration statement.

Response: The Registrant will revise the disclosure consistent with Rule 22e-4 and with the Statement of Additional Information of Victory Portfolios.

Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:                                Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Nathan Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP